

Mail Stop 7010

March 14, 2008

By U.S. Mail and Facsimile

Mr. Frank T. Kane
Chief Financial Officer
Chromcraft Revington, Inc.
1330 Win Hentschel Blvd.
Suite 250
West Lafayette, IN 47906

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-13970**

Dear Mr. Kane:

We have completed our review of your 2006 Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief